

SembCorp Industries

Co Regn No: 199802418D



SEC MAIL PROCESSING
RECEIVED
APR 1 4 2006
WASH, D.C.
209
SECTION

Rule 12g3-2(b) File No. 825109

4 April 2006



06012597

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802418D

3 April 2006

SALE OF SEMBCORP LOGISTICS COMPLETED

The Board of Directors of SembCorp Industries Ltd ("**SembCorp**" or the "**Company**") refers to the voluntary cash offer (the "**Offer**") by Standard Chartered Bank, for and on behalf of Toll (Asia) Pte. Ltd. (the "**Offeror**"), a wholly-owned subsidiary of Toll Holdings Limited, for all the ordinary shares ("**SembLog Shares**") in the capital of SembCorp Logistics Limited ("**SembLog**"), and its announcements dated 6 March 2006 and 20 March 2006 in relation to the Company's irrevocable undertaking to accept the Offer in respect of all its SembLog Shares.

Terms defined in the Company's announcement dated 6 March 2006 shall have the same meanings when used in this Announcement, unless otherwise defined.

The Company wishes to announce that the sale of its entire 60.01% stake in SembLog to the Offeror was completed today.

The Company has received cash proceeds of S$749,227,179, based on the Offer Price of S$1.70. Accordingly, SembLog has ceased to be a subsidiary of the Company or part of the SembCorp group.

In the event the Offeror receives acceptances representing not less than 90 per cent of the SembLog Shares, the Company will receive an additional amount of S$44,072,187 (being the difference between S$749,227,179 and the amount the Company should receive based on the Revised Offer Price of S$1.80), within 21 days of the date the Offeror receives acceptances representing not less than 90 per cent of the SembLog Shares.

By Order of the Board

Kwong Sook May

Company Secretary

For media and analysts' enquiries, please contact:

April LEE, Ms
Vice President
Group Corporate Relations
Tel: +65 6723 3160
Email: april.lee@sembcorp.com.sg

NG Lay San, Ms
Senior Manager
Group Corporate Relations
Tel: +65 6723 3150
Email: laysan@sembcorp.com.sg

SembCorp Industries

Co Regn No: 199802418D


SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

Rule 12g3-2(b) File No. 825109

3 April 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of SembCorp Industries Ltd (the "**Company**") will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on 27 April 2006 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Eighth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolutions 1 and 3 will be proposed as Ordinary Resolutions and Resolution 2 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Shareholders Mandate

THAT:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Circular to Shareholders dated 3 April 2006 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**Shareholders Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution.

Resolution 2: Special Resolution
The Proposed Alterations to the Articles of Association

THAT:

(1) Articles 2, 4, 5(A), 6(A), 8(A), 8(B), 9, 10, 14, 16, 18, 20(C), 21, 24, 27, 39(B), 47, 48, 49, 52, 57, 62, 66, 95, 112, 122, 125, 134, 136 and 142 of the Articles of Association of the Company (the "**Articles**") and the headnote "CAPITALISATION OF PROFITS AND RESERVES" shall be altered,

(2) new Articles 5A, 129A and 140A and new headnotes "TREASURY SHARES" and "BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES" shall be included in the Articles; and

(3) Articles 3 and 7 and the headnote "SHARE CAPITAL" before Article 3 shall be deleted in their entirety,

in the manner as set out in Appendix 2 to the Circular.

Resolution 3: Ordinary Resolution
The Proposed Adoption of the Share Purchase Mandate

THAT:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(a) market purchase(s) on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

(b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(a) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(b) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Kwong Sook May (Ms)
Company Secretary
Singapore

3 April 2006

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time of the Extraordinary General Meeting.

(3) The Company intends to use its internal sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued Shares as at 15 March 2006 (the "**Latest Practicable Date**"), the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 174,994,429 Shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the 174,994,429 Shares at the Maximum Price of S$3.43 for one Share (being the price equivalent to 105% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 174,994,429 Shares is S$600,230,891.

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 174,994,429 Shares at the Maximum Price of S$3.60 for one Share (being the price equivalent to 110% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGXST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 174,994,429 Shares is S$629,979,944.

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2005 based on these assumptions are set out in paragraph 4.7 of the Circular.



SembCorp Industries

Co Regn No: 1998022418D


SEC MAIL
RECEIVED
PROCESSING
APR 1 4 2006
WASH, D.C.
209
SECTION

Press Release

SEMBCORP RATIONALISES ITS RIAU INVESTMENTS

March 31, 2006 - SembCorp Industries Ltd ("SembCorp") announces that it is rationalising its industrial park and leisure investments on the Indonesian Riau Islands through the consolidation of these investments (the "Consolidation") under a Singapore incorporated company, Gallant Venture Pte. Ltd. ("GV"). GV has obtained a letter of eligibility from the Singapore Exchange Securities Trading Limited ("SGX") for the listing and quotation of all its issued shares on the SGX-ST Dealing and Automated Quotation System ("Listing") and has today lodged its listing prospectus with the Monetary Authority of Singapore.

The investments consist of industrial parks in Bintan and Batam and leisure assets in Bintan. The Consolidation is aimed at streamlining these investments within SembCorp, and increasing the liquidity of these assets.

To this end, several of SembCorp's subsidiaries have today entered into a conditional sale and purchase agreement ("GV Sale & Purchase Agreement") with GV for the injection of their respective shareholdings in the various assets into GV. Simultaneously, SembCorp Parks Holdings Ltd ("SPH"), SembCorp's wholly-owned subsidiary, has entered into a conditional subscription agreement ("Subscription Agreement") with GV under which GV will allot and issue and SPH will subscribe for shares in GV. SPH will also obtain shares in GV through two other agreements executed today - an option agreement ("Option Agreement") entered into with Parallax Venture Partners XXX Limited ("PVP") and a conditional sale and purchase agreement ("Richbroad Sale & Purchase Agreement") entered into between its subsidiary Singapore Technologies Industrial Corporation Ltd ("STIC") and Richbroad Investments Limited ("Richbroad") subject to the terms thereof.

SPH has also today entered into a conditional sale and purchase agreement with Anthoni Salim (Salim Sale & Purchase Agreement") to, immediately upon obtaining its shares in GV under the Subscription Agreement, sell some of these shares to Anthoni Salim or his nominee (the "Salim group").

Upon the completion of the GV Sale & Purchase Agreement, Subscription Agreement, the Option Agreement, the Richbroad Sale & Purchase Agreement, the Salim Sale & Purchase Agreement and the Listing, SembCorp will own, through SPH, an aggregate of 647,057,166 shares in GV, representing approximately 26.84% of GV's issued share capital.

Sale and Purchase Agreement with GV

Under the GV Sale & Purchase Agreement, the following assets held indirectly by SembCorp will be injected into GV for an aggregate cash consideration of S$243,889,452:

a) Sale of STIC's 30,000 ordinary shares in PT Batamindo Investment Cakrawala ("PT BIC")
PT BIC is involved in the ownership, development, operation, maintenance and management of Batamindo Industrial Park, and related activities.

b) Sale of STIC's 28,632,000 ordinary shares in PT Bintan Inti Industrial Estate ("PT BIIE")
PT BIIE is principally involved in the development, operation, maintenance and management of Bintan Industrial Estate in Bintan, Indonesia, as well as supporting infrastructure support activities.

c) Sale of STIC's 1,360,000 ordinary shares in PT Bintan Resort Cakrawala ("PT BRC")
PT BRC is principally involved in the development and operation of a tourism area in Bintan, Indonesia, including the sale of land in such area.

d) Sale of Sembawang Corporation Limited's ("SC") 2,100,000 ordinary shares in the capital of Bintan Resort Ferries Private Limited ("BRF")
BRF is principally involved in the provision of ferry services between Singapore and Bintan.

e) Sale of STIC Investments Pte Ltd's 3,845,000 ordinary shares in the capital of PT BRC

As of December 31, 2005, the aggregate book value of these assets was approximately S$213 million.

The aggregate consideration was arrived at after taking into account the adjusted audited consolidated net asset values of PT BIC, PT BIIE, BRF and PT BRC, as at 30 June 2004.

Subscription Agreement between SPH and GV

Under the Subscription Agreement, GV will, on the terms and conditions thereof, allot and issue, and SPH will subscribe for, 477,987,502 new ordinary shares in the capital of GV, for an aggregate subscription price of S$243,889,452, payable in cash.

Option Agreement between SPH and PVP

Under the Option Agreement, PVP has, on the terms and conditions thereof, granted to SPH an option to purchase 233,069,664 shares in GV, which forms part of the shares in GV expected to be issued to PVP by GV, in exchange for assets agreed to be injected into GV by PVP under a conditional agreement ("PVP Acquisition"). The purchase consideration payable upon exercise and completion of the option is S$5,700,000. On completion of the transfer of the option shares, SPH will assign to PVP an interest-free loan in the amount of S$5,700,000 owing to SPH by Verizon

Resorts Limited, a subsidiary of PVP. The completion of the option is conditional upon, *inter alia*, completion of the GV Sale and Purchase Agreement and the Subscription Agreement, and completion of the PVP Acquisition.

Sale and Purchase Agreement between STIC and Richbroad

Under the Richbroad Sale and Purchase Agreement, STIC will sell its stake of 5,250,000 shares in the capital of Singapore Bintan Resort Holdings Pte Ltd ("SBRH") to Richbroad, for a consideration of S$10,000,000. This consideration will be satisfied by Richbroad procuring the allotment and issuance of 20,000,000 new shares in GV to STIC. SBRH is a holding company of PT BRC.

As of December 31, 2005, the book value of the shares in the capital of SBRH was zero.

Sale and Purchase Agreement between SPH and Anthoni Salim

Under the Salim Sale & Purchase Agreement, SPH will sell 84,000,000 of the shares in GV, forming part of the aggregate number of shares to be issued and allotted to SPH pursuant to the Subscription Agreement, to the Salim group for a total cash consideration of S$42,000,000.

Conditional Agreements

Completion of the various agreements is subject to, *inter alia*, GV's eligibility-to-list not being revoked by SGX and the Monetary Authority of Singapore indicating that registration of the prospectus lodged by GV for the Listing may proceed. Should the Listing of GV not proceed for any reason, the major shareholders of GV have agreed that the transactions contemplated by the GV Sale & Purchase Agreement and the Subscription Agreement may be unwound and the shares re-transferred to the original shareholders, such that SembCorp would then continue to hold the various assets through its subsidiaries. However, this process is subject to GV undertaking a capital reduction and relevant approvals having been obtained. In the event that such unwinding is not implemented, SembCorp will continue to hold the various assets through GV. Further to that, in the event that the Listing does not proceed, under the Salim Sale & Purchase Agreement, the Salim group will re-transfer the 84,000,000 sale shares in GV back to SPH at the same consideration.

Moratorium Period

In connection with GV's proposed listing, a moratorium period of six months will apply to 100% of the shares in GV held by SPH after the Listing, and for 50% of these shares in GV for another six months thereafter. SembCorp will also provide an undertaking to maintain 100% of its effective interest in GV for six months after the Listing and at least 50% of its effective interest in GV in the subsequent six months.

Financial Effects

As this transaction relates substantially to a restructuring of assets, and assuming that the transaction was completed on January 1, 2005, there will be no material impact to SembCorp's proforma earnings per share and net tangible asset per share, for the financial year ended 31 December 2005.

Interests of Directors and Controlling Shareholder

None of the directors or controlling shareholder of SembCorp has any interest, direct or indirect, in the Consolidation.

Directors' Service Contracts

No person is proposed to be appointed as director of SembCorp in connection with the Consolidation. Accordingly no service contract is proposed to be entered into between SembCorp and any such person.

Relative figures under Chapter 10 of the Listing Manual for the GV Sale and Purchase Agreement

a) Rule 1006(a)
The net asset value of the assets to be disposed, compared to SembCorp's net asset value as at 31 December 2005 is 7%.

b) Rule 1006(b)
The net profits attributable to the assets to be disposed compared to SembCorp's net profits as at 31 December 2005 is less than 1%.

c) Rule 1006(c)
The aggregate value of the Consideration received, compared to SembCorp's market capitalisation is 4%.

d) Rule 1006(d)
Not applicable

By Order of the Board

Kwong Sook May

Company Secretary

For media and analysts' enquiries, please contact:

April LEE, Ms	NG Lay San, Ms
Vice President	Senior Manager
Group Corporate Relations	Group Corporate Relations

Tel: +65 6723 3160

Email: april.lee@sembcorp.com.sg

Tel: +65 6723 3150

Email: laysan@sembcorp.com.sg